SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from             to

Commission file number 001-31343 (Associated Banc-Corp)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASSOCIATED BANC-CORP 401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

ASSOCIATED BANC-CORP

1200 Hansen Road

Green Bay, Wisconsin 54304

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Associated Banc-Corp 401(k) & Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 28, 2012

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2011 and 2010

	2011	2010
Assets:

Investments:
At fair value (notes 3 and 7)

Common/collective trust funds	$137,476,516	$143,644,023
Associated Banc-Corp common stock fund	36,621,057	52,456,117
Mutual funds	164,487,819	170,336,569
Money market fund	4,324	5,007
Cash surrender value of life insurance	71,015	137,725

Total investments	338,660,731	366,579,441

Receivables:
Accrued interest, dividends and capital gains distributions receivable	27,244	35,999
Due from broker for securities sold	605,321	157,211
Employer contribution receivable	8,901,812	7,871,773

Total receivables	11,047,456	9,514,098
Cash	13,961	—

Total assets	349,722,148	376,093,539

Liabilities:
Administrative expenses payable	190,129	215,179
Due to broker for securities purchased	436,592	118,940

Total liabilities	626,721	334,119

Net assets available for plan benefits	$349,095,427	$375,759,420

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Additions:
Additions to net assets attributed to:
Investment (loss)/income:
Net (depreciation)/appreciation of investments	$(22,682,047)	$46,427,646
Interest and dividends	2,487,919	1,632,192

Total investment (loss)/income	(20,194,128)	48,059,838

Contributions:
Participant	17,605,657	15,535,559
Employer	8,901,812	7,871,773
Rollover	3,455,152	1,484,936

Total additions	9,768,493	72,952,106

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	35,532,137	34,426,894
Corrective participant distributions	113,224	44,426
Insurance premiums	12,860	12,277
Administrative expenses	774,265	931,000

Total deductions	36,432,486	35,414,597

Net (decrease)/increase in net assets available for plan benefits	(26,663,993)	37,537,509
Net assets available for plan benefits:
Beginning of year	375,759,420	338,221,911

End of year	$349,095,427	$375,759,420

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(1)	Description of the Plan

The following brief description of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, formerly known as the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan, (the Plan) is provided for general information. The Plan contains 401(k) provisions. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Background

Associated Banc-Corp (the Company) has established the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, a defined contribution plan. The 401(k) provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (the Code) Section 401(k) as well as employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants

Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the employer 401(k) contribution provisions of the Plan on January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee 401(k) contribution portion of the Plan if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

In conjunction with the 401(k) provisions of the Plan, participants can elect to contribute an amount between 1% of their compensation and the limitations ($16,500 for 2011 and $16,500 for 2010) of Section 402(g) of the Code in increments of 1% to the Plan by means of regular payroll deductions. Participants may contribute pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of both. Participants who have attained age 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($5,500 for 2011 and $5,500 for 2010) of, Code section 414(v). Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

The Plan provides for a discretionary Company matching contribution. For 2011 and 2010 the discretionary match was equal to 100% of the first three percent deferred plus 50% of the next three percent deferred for plan participants who met the service requirements.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Vesting

Participants are 100% vested at all times in both employee and Company matching contributions under the 401(k) portion of the Plan. During 2006, the Plan provided for discretionary Company contributions under the profit sharing provisions of the Plan. The following is a schedule of vesting in the Company’s discretionary profit sharing contribution. The Plan was amended to discontinue the discretionary profit sharing contribution in 2007; however, participants in the plan with profit sharing balances will continue to vest according to this schedule.

Years of Service	Vested Percentage
Less than three	0%
Three but less than four	50%
Four but less than five	75%
Five or more	100%

Forfeitures

Upon termination, the non-vested portion of Company discretionary profit sharing contributions and the earnings thereon become subject to forfeiture. At December 31, 2011 and 2010 forfeited non-vested accounts totaled $70,134 and $157,943, respectively. All forfeitures are used to reduce employer contributions in the next calendar year. During 2011, employer contributions were reduced by $157,943 from forfeited non-vested accounts.

Investment of Plan Assets

Participants have the right to direct that investments be made in the Associated Trust Company, N.A. Common Stock Fund, Associated Trust Company, N.A. Equity Income Fund, Associated Trust Company, N.A. Balanced Lifestage Fund, Associated Trust Company, N.A. Growth Balanced Lifestage Fund, Associated Trust Company, N.A. Growth Lifestage Fund, Associated Trust Company, N.A. Intermediate Term Bond Fund, Associated Trust Company, N.A. Short Term Bond Fund, Associated Trust Company, N.A. Conservative Balanced Lifestage Fund, Associated Money Market Account, Associated Banc-Corp Common Stock Fund, Dodge & Cox Stock Fund, EuroPacific Growth Fund, Goldman Sachs Growth Opportunities Institutional Fund, Goldman Sachs Satellite Strategies Institutional Fund, Growth Fund of America, Hussman Strategic Growth Fund, Perkins Small Cap Value Fund, Perkins Mid Cap Value Fund, American New World Fund, Templeton Institutional Foreign Equity Fund, Templeton Global Bond Advisor Fund, Vanguard Balance Index Signal Fund, Vanguard Institutional Index Fund, Wasatch Small Cap Growth Fund, or a combination of funds. Plan assets are held in trust with a subsidiary of the Company, Associated Trust Company, N.A. (the trustee).

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

The following is a brief description of each fund:

Associated Trust Company, N.A. Common Stock Fund – The fund is designed to achieve long-term growth through investment in large cap companies with good growth prospects. The majority of the assets in this portfolio are included in the S&P 500 Index.

Associated Trust Company, N.A. Equity Income Fund – The fund is designed to pursue growth of capital while providing above average dividend yield. The fund invests in common stocks believed to be undervalued.

Associated Trust Company, N.A. Balanced Lifestage Fund – The fund is designed to put equal emphasis on the pursuit of capital growth through investments in stocks, along with the stability and income generation provided by fixed income securities. Approximately one-half of the portfolio will consist of investment grade bonds with the remaining one-half consisting of a diversified mix of stocks, with an emphasis on large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Growth Balanced Lifestage Fund – The fund is designed to seek both long term growth of capital and a modest amount of income and stability through a mix of stocks and bonds. The portfolio will largely emphasize the pursuit of capital growth through investments in large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks with the remainder primarily consisting of investment grade bonds.

Associated Trust Company, N.A. Growth Lifestage Fund – The fund is designed to achieve growth of capital through investment in a broadly diversified portfolio of common stocks. The portfolio will emphasize large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Intermediate Term Bond Fund – The fund is designed to earn a competitive total return through diversified investment in high-quality fixed income securities issued by the United States Government, federal agencies, and public corporations, as well as mortgage-backed and asset-backed issues and certificates of deposit.

Associated Trust Company, N.A. Short Term Bond Fund – The fund is designed to earn a competitive total return through diversified investments in U.S. Treasury Notes, U.S. government agencies, investment grade corporate bonds, and mortgage backed securities.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Associated Trust Company, N.A. Conservative Balanced Lifestage Fund – The fund is designed to emphasize stability of principal and income through investments in fixed income securities with a smaller emphasis on capital growth through investment stocks. The portfolio will primarily consist of investment grade bonds with the equity portion consisting primarily of large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Money Market Account – The investment alternative is designed to provide safety of principal through use of a money market account or bank repurchase agreements.

Associated Banc-Corp Common Stock Fund – The fund is designed to share in the performance of Associated Banc-Corp. The fund invests in Associated Banc-Corp common stock and cash equivalents.

Dodge & Cox Stock Fund – The fund is designed to pursue long-term growth of principal and income. The Fund intends to remain fully invested in equities with at least 65% of assets in common stocks.

EuroPacific Growth Fund – The fund is designed to pursue long-term growth of capital. The fund invests in at least 80% of assets in equity securities of issuers from Europe and the pacific Basin.

Goldman Sachs Growth Opportunities Institutional Fund – The fund is designed to achieve long-term growth of capital. The fund invests in at least 90% of assets in equity securities with a primary focus on mid-cap companies.

Goldman Sachs Satellite Strategies Institutional Fund – The fund is designed to achieve long term growth of capital. The fund invests in at least 80% of assets in satellite asset classes. Satellite asset classes are those that historically have had lower correlations to traditional market exposures such as large cap equities and investment grade fixed income. Satellite funds can be both equity and fixed income funds.

Growth Fund of America – The fund is designed to achieve long-term capital growth. The fund invests primarily in domestic equities, but may invest up to 25% in securities of issuers domiciled outside of the United States.

Hussman Strategic Growth Fund – The fund is designed to achieve long term capital growth with an emphasis on capital preservation in unfavorable market conditions. The fund varies its exposure to market fluctuations based on factors that are indicative of prevailing market return and risk characteristics.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Perkins Small Cap Value Fund – The fund is designed to achieve capital appreciation. The fund invests in at least 80% of assets in equity securities of undervalued small companies with market capitalization within the 12-month average of the capitalization range of the Russell 2000 index.

Perkins Mid Cap Value Fund – The fund is designed to achieve capital appreciation. The fund invests in at least 80% of assets in equity securities of undervalued mid size companies with market capitalization within the 12-month average of the capitalization range of the Russell Midcap.

American New World Fund – The fund is designed to achieve long term capital appreciation. The fund invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets.

Templeton Institutional Foreign Equity Fund – The fund is designed to achieve long term capital growth. The fund normally invests at least 80% of net assets in foreign (non-U.S.) equity securities. It also invests in depository receipts and emerging market countries.

Templeton Global Bond Advisor Fund – The fund is designed to achieve current income with capital appreciation and growth of income. The fund normally invests at least 80% of net assets in bonds. It also may invest up to 25% of total assets in bonds that are issues rate in the top four category rankings.

Vanguard Balanced Index Signal Fund – The fund is designed to achieve income and long-term growth of income and capital. The fund invests in broadly diversified portfolio of approximately 60% stocks and 40% bonds.

Vanguard Institutional Index Fund – The fund is designed to replicate the aggregate price and yield performance of the S&P 500 Index. The fund invests in all 500 stocks listed in the S&P 500 in approximately the same proportion as they are represented in the Index.

Wasatch Small Cap Growth Fund – The fund is designed to achieve long term capital growth, with income as a secondary consideration. The fund invests primarily in small growth companies. It invests at least 80% of net assets in equity securities of small companies with market capitalization of less than $2.5 billion. The fund may invest up to 20% of assets in securities issued by foreign companies in developed or emerging markets.

Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Notes Receivable From Participants

A participant may request a loan for one or a combination of the following reasons: (a) purchase, construction or preservation/rehabilitation of a participant-owned principal residence, (b) post-secondary education expenses for the participant, their spouse or their dependents, (c) medical expenses incurred by the participant or the participant’s immediate family, (d) funeral expenses for the participant’s deceased parent, spouse, children or dependents, or (e) expenses for the repair of damage to the participant’s principal residence that would qualify for casualty loss deduction.

Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant’s account balance. Participant loans will not be granted for less than $1,000.

A commercially reasonable fixed rate of interest will be assessed on the loan with the current rate set at the prime rate plus 2% offered by Associated Bank, N.A. Interest rates range from 3.25% to 9.00%. The loan will provide bi-weekly payments under a level amortization schedule of not greater than 5 years or 15 years if a loan is used to acquire a principal residence. The plan may also hold grandfathered or inherited loans from merged plans with maturity dates extended beyond the 15 years allowed by the Plan document.

Participant Accounts

The Plan is a defined contribution plan under which a separate individual account is established for each participant. Plan investments are valued daily. Due to daily valuation, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately allocated to the participants’ accounts. Under a daily valued plan, participants can verify account balances daily utilizing the VRU (Voice Response Unit) or Internet access.

Distributions

Distributions are made in the form of lump-sum payments, payments over a period in monthly, quarterly, semi-annual or annual installments and other payment forms allowed by the Plan document. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant’s attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant’s account through the date of distribution.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

Termination of Plan

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures, which required entities to make new disclosures about recurring and nonrecurring fair value measurements including significant transfers in and out of Level 1 and 2 categories and provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 measurements. ASU No. 2010-06 also clarifies

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. Refer to Footnote (7) for discussion of fair value measurements and relevant ASU No. 2010-06 disclosures.

The significant accounting policies of the Plan are as follows:

Investments and Income Recognition

Investment securities are recorded at fair value. Fair value of common stock and mutual funds is based on quoted market prices. The investments in units of the common/collective funds are carried at the net asset value (NAV), which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient. The money market account is stated at cost, which approximates fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Footnote (7) for discussion of fair value measurements.

Cash surrender values are provided by the underlying insurance providers at year end and also upon individual policy surrender. As such, these holdings are valued at the year end cash surrender values, which approximates fair value. Upon death of the participant, death benefits are paid directly to the beneficiary from the insurance provider and not by the Plan. Any cash surrender value upon termination of a life insurance policy is paid directly to terminated participant or to the Plan for active participants.

Plan assets are held by the trustee. Net appreciation includes realized gains and losses on investments purchased and sold and changes in appreciation for the period. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of moving average basis. The Plan records interest income on the accrual basis and dividends on the ex-dividend date.

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Notes Receivable from Participants

Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

Loan and distribution recordkeeping fees are paid by the respective participant. All other expenses of maintaining the plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(3)	Investments

The fair value of investments that represent 5% or more of the Plan’s net assets at December 31 are presented in the following table:

	2011	2010
Associated Banc-Corp Common Stock Fund	$36,621,057	$52,456,117
Associated Trust Company, N.A. Growth Lifestage Fund	36,823,572	41,502,795
Associated Trust Company, N.A. Balanced Lifestage Fund	39,511,986	44,875,130
Associated Money Market Account	36,894,822	32,506,490
Associated Trust Company, N.A. Intermediate Term Bond Fund	25,188,808	25,623,316
Dodge & Cox Stock Fund	20,909,589	24,141,721

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

The Plan’s investments, including gains and losses on investments purchased and sold, as well as held during the year, depreciated in value by $22,682,047 during 2011 and appreciated in value by $46,427,646 during 2010 as follows:

	2011	2010
Associated Banc-Corp Common Stock Fund	$(13,597,103)	$14,969,482
Common/Collective Trust Funds	(237,115)	18,040,560
Mutual Funds	(8,847,829)	13,417,604

Total	$(22,682,047)	$46,427,646

(4)	Transactions with Related Parties

The Associated Banc-Corp Common Stock Fund at December 31, 2011 and 2010 included 3,250,517 shares and 3,427,286 shares, respectively, of common stock of the Company with fair values of $36,308,275 and $51,923,383, respectively. Dividend income from Company stock totaled $135,310 and $143,398 in 2011 and 2010, respectively. Also included in the Associated Banc-Corp common stock fund at December 31, 2011 and 2010 were units of Goldman Sachs Financial Square Prime Obligations Fund with fair values of $312,782 and $532,734, respectively. The Goldman Sachs Financial Square Prime Obligations Fund is an unrelated party.

Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. Fees incurred by the Plan for these expenses totaled $774,265 in 2011 and $931,000 in 2010. Additionally, Associated Trust Company, N.A. performs loan recordkeeping services for the Plan. Fees for these services are paid directly by participants and totaled $21,095 in 2011 and $12,445 in 2010. Loan recordkeeping fees are excluded from Plan administrative expenses.

The Plan invests in various Associated Trust Company, N.A. common/collective trust funds and a Money Market Account. As of December 31, 2011 and 2010, $137,476,516 and $143,644,023, respectively, were invested in Associated Trust Company, N.A. common/collective trust funds. As of December 31, 2011 and 2010, $36,894,822 and $32,506,490, respectively, were invested in an Associated Money Market Account (classified under mutual funds on the balance sheet).

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(5)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2010 to Form 5500:

2010
Net assets available for plan benefits per the financial statements	$375,759,420
Amounts allocated to benefit claims payable	(110,608)

Net Assets available for plan benefits per the Form 5500	$375,648,812

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2011 and 2010 to Form 5500:

	2011	2010
Benefits paid to participants per the financial statements	$35,532,137	$34,426,894
Add: Amounts allocated to benefit claims payable at December 31, 2010	—	110,608
Less: Amounts allocated to benefit claims payable at December 31, 2010 and 2009, respectively	(110,608)	(127,019)

Benefits paid to participants per Form 5500	$35,421,529	$34,410,483

(6)	Income Taxes

The Plan Administrator has received a favorable tax determination letter, dated February 3, 2006, from the Internal Revenue Service indicating that the Plan qualifies under the

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan’s financial statements. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(7)	Fair Value Measurements

ASC Topic 820-10, Fair Value Measurements and Disclosures, applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard amends numerous accounting pronouncements but does not require any new fair value measurements of reported balances. The standard also emphasizes that fair value (i.e., the price that would be received in an orderly transaction that is not a forced liquidation or distressed sales at the measurement date), among other things, is based on exit price versus entry price, should include assumptions about risk such as nonperformance risk in liability fair values, and is a market-based measurement, not an entity-specific measurement. When considering the assumptions that market participants would use in pricing the asset or liability, this accounting standard establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The fair value hierarchy prioritizes inputs used to measure fair value into three broad levels.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Level 1 inputs - utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 inputs - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs - unobservable inputs for the asset or liability, which are typically based on the entity’s own assumptions, as there is little, if any, related market activity.

There have been no changes in the methodologies used at December 31, 2011 and 2010 and there have been no transfers between fair value levels.

The following table summarizes the Plan’s investments at December 31, 2011, based on the inputs used to value them:

Investments:	Fair Value	Level 1	Level 2	Level 3
*Common/collective trust funds:
Balanced funds	$59,235,604		$59,235,604
Fixed income funds	30,218,668		30,218,668
Growth funds	43,593,811		43,593,811
Income funds	4,428,433		4,428,433

Total Common/collective funds	137,476,516		137,476,516

Associated Banc-Corp Common Stock Fund	36,621,057	$36,621,057
Mutual funds:
Balanced funds	21,096,483	21,096,483
Fixed income funds	38,995,142	38,995,142
Growth funds	89,965,645	89,965,645
Index funds	14,430,549	14,430,549

Total Mutual funds	164,487,819	164,487,819

Money market fund	4,324	4,324
Cash surrender value of life insurance	71,015			$71,015

Total	$338,660,731	$201,113,200	$137,476,516	$71,015

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

The following table summarizes the Plan’s investments at December 31, 2010, based on the inputs used to value them:

Investments:	Fair Value	Level 1	Level 2	Level 3
*Common/collective trust funds:
Balanced funds	$62,008,519		$62,008,519
Fixed income funds	28,194,869		28,194,869
Growth funds	48,981,716		48,981,716
Income funds	4,458,919		4,458,919

Total Common/collective funds	143,644,023		143,644,023

Associated Banc-Corp Common Stock Fund	52,456,117	$52,456,117
Mutual funds:
Balanced funds	24,141,721	24,141,721
Fixed income funds	32,506,490	32,506,490
Growth funds	98,778,979	98,778,979
Income funds	589,655	589,655
Index funds	14,319,724	14,319,724

Total Mutual funds	170,336,569	170,336,569

Money market fund	5,007	5,007
Cash surrender value of life insurance	137,725			$137,725

Total	$366,579,441	$222,797,693	$143,644,023	$137,725

*	The funds’ NAVs per share are used as a practical expedient to measure fair value on a recurring basis.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2011:

Cash surrender value of life insurance
Beginning Balance on January 1, 2011:	$137,725
Realized gains:	1,752
Unrealized gains:	1,285
Purchases, sales, issuances and settlements, net:	(69,747)
Ending Balance on December 31, 2011:	$71,015

The amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$3,037

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(8)	Subsequent Events

The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2011 through the date these financial statements were issued. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
* Associated Trust Company, N.A. Common Stock Fund	38,308 units	$6,770,239
* Associated Trust Company, N.A. Equity Income Fund	50,832 units	4,428,432
* Associated Trust Company, N.A. Balanced Lifestage Fund	2,226,930 units	39,511,986
* Associated Trust Company, N.A. Growth Balanced Lifestage Fund	674,394 units	12,102,752
* Associated Trust Company, N.A. Growth Lifestage Fund	2,087,775 units	36,823,572
* Associated Trust Company, N.A. Intermediate Term Bond Fund	637,622 units	25,188,808
* Associated Trust Company, N.A. Conservative Balanced Lifestage Fund	475,551 units	7,620,866
* Associated Trust Company, N.A. Short Term Bond Fund	231,805 units	5,029,861

Total common/collective trust funds		$137,476,516

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

* Associated Banc-Corp Common Stock Fund	1,847,871 units	$36,621,057

* Associated Money Market Account	30,638,739 units	36,894,822
Dodge & Cox Stock Fund	205,722 units	20,909,589
EuroPacific Growth Fund	384,975 units	13,524,157
Goldman Sachs Growth Opportunities Institutional Fund	727,052 units	16,053,304
Growth Fund of America	448,429 units	12,878,884
Perkins Small Cap Value Fund	756,911 units	15,440,975
Perkins Mid Cap Value Fund	434,658 units	8,806,881
Vanguard Institutional Index Fund	125,439 units	14,430,549
American New World Fund	62,887 units	2,899,736
Goldman Sachs Satellite Strategies Institutional Fund	188,375 units	1,390,209
Templeton Institutional Foreign Equity Fund	342,892 units	5,842,881
Wasatch Small Cap Growth Fund	303,981 units	11,493,515
Templeton Global Bond Advisor	169,791 units	2,100,320
Vanguard Balance Index Signal Fund	8,677 units	186,894
Hussman Strategic Growth Fund	131,545 units	1,635,103

Total Mutual funds		$164,487,819

Goldman Sachs Financial Square Prime Obligations Fund (Held in directed segregated accounts)		$4,324

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Cash Surrender Value of Life Insurance:

Penn Mutual Life Insurance Co.	$453,509 face value	22,871
The Guardian Insurance and Annuity Co.	$1,400,000 face value	37,259
General American Life Ins. Co.	$105,000 face value	10,885

Total cash surrender value of life insurance		71,015

Total Investments per Statement of Net Assets		338,660,731

Loans to participants (219 participant loans with interest rates ranging from 3.25% to 9.00% and maturity dates ranging from January 20, 2012 to October 9, 2026)		1,513,079

Total Investments per 5500		$340,173,810

*	Denotes a party-in-interest

Note: Cost information has not been included because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK
OWNERSHIP PLAN

/s/ Joseph B. Selner
Joseph B. Selner, Executive Vice President

Dated: June 28, 2012